SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated April 30, 2026.

Buenos Aires, April 30, 2026.

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Relevant Information – Agreement between YPF S.A. and Pluspetrol S.A. – Closing

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, and following up on our communication dated January 22 of this year, we hereby inform you that today, April 30, the closing of the transaction whereby Pluspetrol S.A. (“Pluspetrol”) transferred its entire interest in the “Meseta Buena Esperanza,” “Aguada Villanueva,” and “Las Tacanas” areas (the “Southern Hub”) to YPF S.A. (“YPF”) took place.

We also hereby inform you that, as of today’s date, the Parties amended the Agreement dated January 22, in connection with the sale by YPF to Pluspetrol of 44.44% of the shares of Vaca Muerta Inversiones S.A. (the “Shares”), a company 100% controlled by YPF and holder of a 45% interest in the Temporary Joint Venture Agreements (Contratos de Unión Transitoria) for the “La Escalonada” and “Rincón La Ceniza” Areas in the Province of Neuquén (the “UTE Agreements”). In this regard, the Parties agreed to include, subject to the fulfillment of certain conditions precedent, the direct transfer by Vaca Muerta Inversiones S.A. to Pluspetrol of a 20% interest in the UTE Agreements and the corresponding joint operating agreements. In the event that such conditions are not met, or at Pluspetrol’s option, the latter shall acquire the Shares. This amendment does not entail any expenditure or revenue for the parties, beyond any price adjustments that may apply at the time of closing of the transaction and once the conditions precedent have been satisfied.

Consequently, as of April 30, 2026, YPF’s interest in the Southern Hub is 100%.

Sincerely,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 30, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer